SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Flat Rock Capital Credit Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1350 6th Avenue, 18th Floor
New York, New York 10019

TELEPHONE NUMBER:	(212) 596-3413

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of New York and State of New York on this 17th day of June, 2020.

Flat Rock Capital Credit Fund

By:	/s/ Robert K. Grunewald
Robert K. Grunewald
Sole Trustee

ATTEST:	/s/ Richard A. Petrocelli

Name	Richard A. Petrocelli
Title:	Secretary